SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                AMMENDMENT NO. 3

                    Under the Securities Exchange Act of 1934


                              Immucell Corporation
                                (Name of Issuer)


                      Common Stock, par value $.1 per share
                         (Title of Class of Securities)

                                    452525306
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 March 25, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                     [_]

Check the following box if a fee is being paid with this Statement:
                                                                     [_]


                               page 1 of 13 pages

----------------------                       ---------------------------------
CUSIP NO. [452525306]             13D                       PAGE 2 OF 13 PAGES
----------------------                       ---------------------------------

--------------------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[_] (b)[_]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS* OO (see Item 3 below)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
                                     7      SOLE VOTING POWER
                                            None
                 NUMBER OF           -------------------------------------------
                  SHARES             8      SHARED VOTING POWER
               BENEFICIALLY                 258,300
                 OWNED BY            -------------------------------------------
                   EACH              9      SOLE DISPOSITIVE POWER
                 REPORTING                  None
                  PERSON             -------------------------------------------
                   WITH              10     SHARED DISPOSITIVE POWER
                                            258,300
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           258,300

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11%

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

--------------------                                ---------------------------
CUSIP NO.[452525306]                   13D                   PAGE 3 OF 13 PAGES
--------------------                                ---------------------------

--------------------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)[_] (b)[_]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           OO (see Item 3 below)
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
                                     7      SOLE VOTING POWER
                                            None
                 NUMBER OF           -------------------------------------------
                  SHARES             8      SHARED VOTING POWER
               BENEFICIALLY                 121,550
                 OWNED BY            -------------------------------------------
                   EACH              9      SOLE DISPOSITIVE POWER
                 REPORTING                  None
                  PERSON             -------------------------------------------
                   WITH              10     SHARED DISPOSITIVE POWER
                                            121,550
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           121,550

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                               [_]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.2%

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------

--------------------                               ----------------------------
CUSIP NO.[452525306]              13D                        PAGE 4 OF 13 PAGES
--------------------                               ----------------------------

--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)[_] (b)[_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4 SOURCE OF FUNDS* OO (see Item 3 below)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands

--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
                                          None
                 NUMBER OF         ---------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY               136,750
                 OWNED BY          ---------------------------------------------
                   EACH            9      SOLE DISPOSITIVE POWER
                 REPORTING                None
                  PERSON           ---------------------------------------------
                   WITH            10     SHARED DISPOSITIVE POWER
                                          136,750
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           136,750

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.8%

--------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON* OO (see Item 2)

--------------------------------------------------------------------------------

--------------------                                     -----------------------
CUSIP NO.[452525306]                    13D                   PAGE 5 OF 13 PAGES
--------------------                                     -----------------------

--------------------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)[_] (b)[_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4 SOURCE OF FUNDS* OO (see Item 3 below)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                           [_]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

--------------------------------------------------------------------------------
                                    7     SOLE VOTING POWER
                                          None
                 NUMBER OF         ---------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY               258,300
                 OWNED BY          ---------------------------------------------
                   EACH            9      SOLE DISPOSITIVE POWER
                 REPORTING                None
                  PERSON           ---------------------------------------------
                   WITH            10     SHARED DISPOSITIVE POWER
                                          258,300
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           258,300

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                      [_]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11%

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

         (a)      Common Stock, $.1 par value ("Shares")

                  Immucell Corporation
                  56 Evergreen Drive
                  Portland, ME 04130

Item 2.           Identity and Background.

         Names of Persons Filing:

         (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

         (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,/2/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,/3/ a Cayman Islands Trust.

         (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent juris- diction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandat- ing activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Dr. Rosenwald is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Since November 21, 1996, the date of Amendment No. 2 to the original statement on Schedule 13D, Aries Domestic disposed of an aggregate 7,700 of the Issuer in various open market transactions for an approximate aggregate gain of $79.43 and

--------
/1/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.
/2/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.
/3/ Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


                               page 6 of 13 pages

                  Aries Trust disposed of an aggregate 17,300 of the Issuer in various open market transactions for an approximate aggregate loss of $1,413.17

Item 4.           Purpose of Transaction.

                  The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

                  Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

                  Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs
                  (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of March 30, 1998, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 258,300 shares or 11% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                                Amount Owned
                                                                ------------
                           Aries Domestic                       121,550 Shares
                           Aries Trust                          136,750 Shares

                  (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

                  (c) The following sales were made by Aries Domestic in the open market in the sixty days prior to March 25, 1998:

                             Date         No. of Shares            Market Price
                             ----         -------------            ------------
                           2/06/98        1,700                    2.500
                           2/11/98        1,700                    2.313
                           3/25/98        1,300                    2.250

                           The following sales made by Aries Trust in the open market in the sixty days prior to March 25, 1998:

                             Date         No. of Shares            Market Price
                             ----         -------------            ------------
                           2/06/98        3,300                    2.500
                           2/11/98        3,300                    2.313
                           3/25/98        3,700                    2.250

                           Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

                  (d) & (e)         Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                  Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.


                               page 7 of 13 pages

Item 7.                    Material to be Filed as Exhibits:

Exhibit A -                Copy of an Agreement between Dr. Rosenwald, Paramount
                           Capital,  Aries Domestic and Aries Trust to file this
                           Statement on Schedule 13D on behalf of each of them.

Exhibit B -                List of executive officers and directors of Paramount
                           Capital and information called for by Items 2-6 of this statement relating to said officers and direc-tors.

Exhibit C -                List of  executive  officers  and  directors of Aries
                           Domestic and information called for by Items 2-6 of this statement relating to said officers and direc-tors.

Exhibit D -                List of executive officers and directors of Aries
                           Trust and information called for by Items 2-6 of this statement relating to said officers and directors.


                               page 8 of 13 pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:       March 30, 1998
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   ARIES DOMESTIC FUND
                                   By Paramount Capital Asset Management, Inc.
                                   General Partner

Dated:       March 30, 1998
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   THE ARIES TRUST
                                   By Paramount Capital Asset Management, Inc.
                                   Investment Manager

Dated:       March 30, 1998
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


Dated:       March 30, 1998
             New York, NY          By  /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------
                                       Lindsay A. Rosenwald, M.D.


                               page 9 of 13 pages

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



         The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersig- ned's ownership of securities of Immucell Corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                   PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:       March 30, 1998
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   ARIES DOMESTIC FUND
                                   By Paramount Capital Asset Management, Inc.
                                   General Partner

Dated:       March 30, 1998
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   THE ARIES TRUST
                                   By Paramount Capital Asset Management, Inc.
                                   Investment Manager

Dated:       March 30, 1998
             New York, NY          By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


Dated:       March 30, 1998
             New York, NY          By  /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------
                                       Lindsay A. Rosenwald, M.D.


                               page 10 of 13 pages

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                  PRINCIPAL OCCUPATION
         NAME                        OR EMPLOYMENT
         ----                        -------------

Lindsay A. Rosenwald, M.D.        Chairman of the Board, President of
                                  Paramount Capital Asset Management, Inc.,
                                  Paramount Capital Investments LLC and
                                  Paramount Capital, Inc.

Peter Morgan Kash                 Director of Paramount Capital Asset
                                  Management, Inc., Senior Managing Director,
                                  Paramount Capital, Inc.

Dr. Yuichi Iwaki                  Director of Paramount Capital Asset
                                  Management, Inc., Professor, University of
                                  Southern California School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.


                               page 11 of 13 pages

                                    EXHIBIT C

         The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, is as follows:

                                             PRINCIPAL OCCUPATION
         NAME                                   OR EMPLOYMENT
         ----                                   -------------

Paramount Capital Asset Management, Inc.     General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.


                               page 12 of 13 pages

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                             PRINCIPAL OCCUPATION
         NAME                                   OR EMPLOYMENT
         ----                                   -------------

Paramount Capital Asset Management, Inc.     Investment Manager

MeesPierson (Cayman) Limited                 Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Caymen

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.



                               page 13 of 13 pages